                                                                    Exhibit 12-B

                         Delmarva Power & Light Company

           Ratio of Earnings to Fixed Charges and Preferred Dividends
           ----------------------------------------------------------
                             (Dollars in Thousands)


                                          12 Months
                                            Ended                         Year Ended December 31,
                                           June 30,     -----------------------------------------------------------
                                             2000         1999        1998         1997        1996         1995
                                          ---------     --------    --------     --------    --------     ---------
Income before extraordinary item          $154,477      $142,179    $112,410     $105,709    $116,187     $117,488
                                          ---------     --------    --------     --------    --------     ---------
Income taxes                                99,978        95,321      72,276       72,155      78,340       75,540
                                          ---------     --------    --------     --------    --------     ---------

Fixed charges:
        Interest on long-term debt
            including amortization of
            discount, premium and
            expense                         76,779        77,790      81,132       78,350      69,329       65,572
        Other interest                       5,770         6,117       9,328       12,835      12,516       10,353
        Preferred dividend require-
            ments of a subsidiary
            trust                            5,687         5,687       5,688        5,687       1,390            -
                                          ---------     --------    --------     --------    --------     ---------
            Total fixed charges             88,236        89,594      96,148       96,872      83,235       75,925
                                          ---------     --------    --------     --------    --------     ---------
Nonutility capitalized interest                  -             -           -         (208)       (311)        (304)
                                          ---------     --------    --------     --------    --------     ---------
Earnings before extraordinary
        item, income taxes, and
        fixed charges                     $342,691      $327,094    $280,834     $274,528    $277,451     $268,649
                                          =========     ========    ========     ========    ========     =========

Fixed charges                              $88,236       $89,594     $96,148      $96,872     $83,235      $75,925

Preferred dividend requirements              8,113         7,417       7,150        7,556      14,961       16,185
                                          ---------     --------    --------     --------    --------     ---------

                                           $96,349       $97,011    $103,298     $104,428     $98,196      $92,110
                                          =========     ========    ========     ========    ========     =========

Ratio of earnings to fixed charges
        and preferred dividends               3.56          3.37        2.72         2.63        2.83         2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.